Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment, including the potential impact of the Covid-19 pandemic on the markets in which the Company operates;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2019, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2020, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation, and Eye-Net Mobile Ltd., an Israeli corporation.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2020, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a technology company engaged, through our fully owned subsidiary, Foresight Automotive Ltd., in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on three-dimensional (3D) video analysis, advanced algorithms for image processing and sensor fusion. We develop advanced systems for accident prevention, which are designed to provide real-time information about a vehicle’s surroundings while in motion. Our systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. We target two vertical markets: advanced driver assistance systems and semi-autonomous/autonomous vehicles.

We are also engaged, through our wholly owned subsidiary, Eye-Net Mobile Ltd., in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions that connect users and infrastructure through smart cellular-based platforms. V2X is a wireless technology that enables communication between the vehicles, infrastructure, and other devices in the vicinity, grid, home, and network. This type of communication enables better traffic management, which leads to reduced congestion on the roads.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses.

Research and development expenses, net

Our research and development expenses, net consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

U.S. dollars in thousands	Six months ended June 30,
	2020	2019
Payroll and related expenses	2,907	2,481
Subcontracted work and consulting	738	1,495
Rent and office maintenance	329	278
Travel expenses	54	25
Other, net	189	181
Total	4,217	4,460

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, exhibitions and conventions, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Six months ended June 30,
	2020	2019
Payroll and related expenses	402	608
Exhibitions, conventions and travel expenses	167	219
Consultants	57	123
Other	40	147
Total	666	1,097

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors’ fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Six months ended June 30,
	2020	2019
Payroll and related expenses	496	824
Share based payment to service providers	42	13
Professional services	444	575
Directors’ fees and insurance	173	203
Travel expenses	14	22
Rent and office maintenance	81	95
Other	44	41
Total	1,294	1,773

Comparison of the six months ended June 30, 2020 to the six months ended June 30, 2019.

Results of Operations

U.S. dollars in thousands	Six months ended June 30,
	2020	2019
Research and development expenses, net	4,217	4,460
Marketing and sales	666	1,097
General and administrative	1,294	1,773
Operating loss	6,177	7,330
Equity in net loss (gain) of affiliated companies	1,344	(16)
Financial income, net	(141)	(176)
Net loss	7,380	7,138
Loss attributable to holders of Ordinary Shares	7,380	7,138

Research and development expenses, net

Our research and development expenses, net for the six months ended June 30, 2020 amounted to approximately $4,217, representing a decrease of approximately $243, or 5.4%, compared to approximately $4,460 for the six months ended June 30, 2019. The decrease was primarily attributable to a decrease of approximately $757 in subcontracted work and consulting, reflecting a decrease in subcontractors and consultants giving research and development services to us, offset by an increase of approximately $426 in payroll and related expenses.

Marketing and sales

Our marketing and sales expenses for the six months ended June 30, 2020 amounted to approximately $666, representing a decrease of approximately $431, or 39.3%, compared to approximately $1,097 for the six months ended June 30, 2019. The decrease was primarily attributable to a decrease in salaries and related personnel expenses of approximately $206 and a decrease in exhibitions, conventions, and travel expenses of approximately $52 due to less travel because of Covid-19.

General and administrative

Our general and administrative expenses totaled approximately $1,294 for the six months ended June 30, 2020, representing a decrease of approximately $479, or 27%, compared to approximately $1,773 for the six months ended June 30, 2019. The decrease was primarily attributable to a decrease in salaries and related personnel expenses of approximately $328 and to a decrease of approximately $131 in professional services.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2020 was approximately $6,177, as compared to an operating loss of approximately $7,330 for the six months ended June 30, 2019, a decrease of approximately $1,153, or 15.7%.

Equity in net loss (gain) of affiliated companies

Our equity in net loss (gain) of affiliated companies for the six months ended June 30, 2020 amounted to approximately $1,344, representing an increase of $1,360, compared to equity in net gain of affiliated companies of $16 for the six months ended June 30, 2019. The increase was primarily attributable to the issuance of shares of our affiliate, Rail Vision Ltd. to third parties in the amount of $1,430, offset by equity in net loss of affiliated company of $1,416.

Financial income, net

Financial income, net primarily consists of revaluations, exchange rate differences and bank fees.

Our financial income, net totaled approximately $141 for the six months ended June 30, 2020, compared to financial income, net of approximately $176 for the six months ended June 30, 2019.

Net loss

As a result of the foregoing, our net loss for the six months ended June 30, 2020 totaled approximately $7,380, compared to approximately $7,138 for the six months ended June 30, 2019, an increase of approximately $242 or 3.4%. The increase was primarily attributable to equity in net loss of affiliated companies in the six months ended June 30, 2020 of approximately $1,344 compared to equity in net gain of affiliated companies in the six months ended June 30, 2019 of approximately $16.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2020, included elsewhere in this Report Form 6-K.

B.	Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2020, we have funded our operations principally with approximately $63,943 from the issuance of Ordinary Shares and exercise of warrants and options, net of issuance costs. As of June 30, 2020, we had approximately $17,441 in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	Six months ended June 30,
	2020	2019
Operating activities	(5,777)	(5,706)
Investing activities	(1,837)	208
Financing activities	13,082	6,521
Effect of exchange rate changes on cash and cash equivalents	17	(134)
Net increase in cash and cash equivalents	5,485	889

Operating Activities

Net cash used in operating activities of approximately $5,777 during the six months ended June 30, 2020 was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $5,706 during the six months ended June 30, 2019 was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $1,837 during the six months ended June 30, 2020 was primarily used in changes in short-term deposits of approximately $1,896, offset by proceeds from sales of marketable securities of approximately $68.

Net cash provided by investing activities of approximately $208 during the six months ended June 30, 2019 was primarily provided by changes in short-term deposits of approximately $226 and by proceeds from sale of other investments of approximately $21, offset by purchases of fixed assets of approximately $39.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2020 consisted of approximately $13,082 of net proceeds from the issuance of Ordinary Shares.

Net cash provided by financing activities in the six months ended June 30, 2019 consisted of approximately $6,521 of net proceeds from the issuance of Ordinary Shares.

On March 19, 2019, pursuant to an underwriting agreement with A.G.P./Alliances Global Partners, as the underwriter for a public offering of our American Depositary Shares, or ADSs, that were offered pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-229715), or the Registration Statement, we issued 4,100,000 ADSs (representing 20,500,000 Ordinary Shares) at a price of $1.50 per ADS, and net proceeds to us from the sale of the shares were approximately $6,521,000.

On April 30, 2020, pursuant to a registered direct offering of our ADSs, we issued to certain investors 5,300,000 ADSs (representing 26,500,000 Ordinary Shares) at a price of $0.50 per ADS, under the Registration Statement. The net proceeds to us from the sale of the ADSs were approximately $2,294,000.

On May 10, 2020, pursuant to securities purchase agreements, we issued to certain accredited investors in a private placement 350,000 ADSs (representing 700,000 Ordinary Shares) at a price of $0.50 per ADS. The net proceeds to us from the sale of the ADSs were approximately $321,000.

On May 19, 2020, pursuant to a registered direct offering of our ADS, we issued to certain investors 8,333,334 ADSs (representing 41,666,670 Ordinary Shares) at a price of $0.60 per ADS, under the Registration Statement. The net proceeds to us from the sale of the ADSs were approximately $4,498,000.

On June 9, 2020, pursuant to securities purchase agreements, we issued to certain investors 6,400,000 ADSs (representing 32,000,000 Ordinary Shares) at a price of $1.00 per ADS, under the Registration Statement. The net proceeds to us from the sale of the ADSs were approximately $5,816,000.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and warrants. We have incurred losses and generated negative cash flows from operations since July 2015. Since July 2015, we have not generated substantial revenue from the sale of products and we do not expect to generate substantial revenues from sale of our products in the next few years.

As of June 30, 2020, our cash and cash equivalents including short-term bank deposits were approximately $17,441. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations until December 2021; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

The recent outbreak of the novel coronavirus 2019, or COVID-19, which was declared in March 2020 by the World Health Organization as a pandemic, has had a significant impact on global markets and the economy of many countries, including countries in which the Company operates. As the ultimate impact on the global economy of the COVID-19 pandemic remains unclear, the Company anticipates that it will have a continuing impact on global economies in the near future. While the COVID-19 pandemic has not materially affected the Company’s operations as of the date hereof, the extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments. In particular, the continued spread of COVID-19 globally could materially adversely impact the Company’s operations, mainly due to travel restrictions which could impact our sales and marketing as well as the ability to continue to raise capital.